[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

November 14, 2007

EDGAR AND FACSIMILE

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Jackson National Life Insurance Company ("Jackson")
         Jackson National Separate Account - I on Form N-4
         File Nos. 811-08664 and 333-70472

Dear Mr. Kotapish:

I am writing on behalf of the above registrant and offering for approval to use the disclosure in the amendment filed on August 23, 2007 (Accession No. 0000927730-07-000251) as a template (the Template Filing) for other Jackson offerings and offerings under our New York subsidiary life insurance company having the same changes (the Replicate Filings). The changes and the registration numbers for the applicable Replicate Filings are as follows:

o    Availability  of a new  Guaranteed  Minimum  Income  Benefit  (GMIB).  This
     optional GMIB will replace the existing GMIB and is primarily an annuitization benefit that guarantees a minimum fixed income after a period of at least 10 contract years, subject to specific conditions.

                         333-118368                       811-08664
                         333-119656                       811-08664
                         333-132128                       811-08664

o Availability of a new Guaranteed Minimum Withdrawal Benefit (GMWB). Subject to specific conditions, this optional GMWB guarantees the withdrawal of a minimum annual amount for the duration of the life of the contract owner, regardless of the performance of the underlying investment options.

                         333-118368                       811-08664
                         333-119656                       811-08664
                         333-132128                       811-08664
                         333-70697                        811-09119

o    Prospective revisions to certain currently offered GMWBs. The revisions are
     (1) changing the timing of the charge for the GMWB from each calendar quarter to each contract quarter and (2) changing how withdrawals in excess of the guaranteed annual withdrawal amount (GAWA) or required minimum distribution, as applicable, affect the guaranteed withdrawal balance and the GAWA.

William J. Kotapish, Esq.
November 14, 2007
Page 2


                         333-119656                       811-08664
                         333-132128                       811-08664
                         333-118368                       811-08664
                         333-136472                       811-08664
                         333-70697                        811-09119
                         333-70384                        811-08401
                         333-119659                       811-08401
                         333-118370                       811-08401
                         333-137485                       811-08401

There are also sub-account changes and other non-material changes.

We filed the Template Filing on August 23, 2007, under rule 485(a)(1). The proposed effective date of the Template Filing is December 3, 2007, and we desire the same effective date for the Replicate Filings.

About the Replicate Filings, we represent that:

o The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

o Because the disclosure changes in the Replicate Filings are substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

o The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

o No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please let me know if this proposal is acceptable. My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jnli.com. Thank you very much.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel

cc:      Ellen J. Sazzman, Esq.